Exhibit 99.3

EMPLOYEE MATTERS AGREEMENT

BY AND BETWEEN

VERINT SYSTEMS INC.

AND

COGNYTE SOFTWARE LTD.

DATED AS OF FEBRUARY 1, 2021

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of February 1, 2021, is by and between Verint Systems Inc., a Delaware corporation (“Parent”), and Cognyte Software Ltd., a company organized under the laws of the State of Israel (“SpinCo”).

RECITALS

WHEREAS, the board of directors of Parent (the “Parent Board”) has determined that it is in the best interests of Parent and its shareholders to create a new publicly traded company that shall operate the SpinCo Business;

WHEREAS, in furtherance of the foregoing, the Parent Board has determined that it is appropriate and desirable to make a distribution, on a pro rata basis and in accordance with a distribution ratio to be determined by the Parent Board, to the holders of Parent Shares on the Record Date of all the outstanding SpinCo Shares owned by Parent (the “Distribution”), and, immediately following the Distribution separate the SpinCo Business from the CES Business (the “Separation”);

WHEREAS, Parent and SpinCo entered into the Separation and Distribution Agreement (the “Separation and Distribution Agreement”), dated as of February 1, 2021, in order to carry out, effect and consummate the Separation and the Distribution and set forth the principal arrangements between them regarding the terms of the Separation and the Distribution; and

WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of the principal employment, compensation, equity plan, and other benefit plan arrangements of each of the Parties and their respective affiliates arising prior to, as a result of, and subsequent to the Separation and the Distribution, and to provide for and agree upon other matters relating to such matters.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms. For the purpose of this Agreement, the following terms shall have the following meanings, and capitalized terms used herein and not otherwise defined in this Article I shall have the respective meanings assigned to them in the Separation and Distribution Agreement.

(a)    “Adjusted Parent Award” means an Adjusted Parent RSU Award or Adjusted Parent PSU Award.

(b)    “Adjusted Parent PSU Award” means a performance-based restricted stock unit award granted pursuant to a Parent Equity Plan as adjusted in accordance with Section 6.01.

(c)    “Adjusted Parent RSU Award” means a restricted stock unit award granted pursuant to a Parent Equity Plan as adjusted in accordance with Section 6.01.

(d)    “Affiliate” has the meaning set forth in the Separation and Distribution Agreement. It is expressly agreed that, prior to, at and after the Effective Time, for purposes of this Agreement, (a) no member of the SpinCo Group will be deemed to be an Affiliate of any member of the CES Group, and (b) no member of the CES Group will be deemed to be an Affiliate of any member of the SpinCo Group.

(e)    “Agreement” has the meaning set forth in the Preamble.

(f)    “Benefit Plan” means any (i) “employee benefit plan,” as defined in ERISA Section 3(3) (whether or not such plan is subject to ERISA); and (ii) employment, compensation, severance, redundancy, salary continuation, bonus, thirteenth month, incentive, retirement, thrift, superannuation, savings, pension, workers’ compensation, termination benefit (including termination notice requirements), termination indemnity, other indemnification, supplemental unemployment benefit, profit sharing, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation right, restricted stock, performance stock, “phantom” stock, performance stock unit, restricted stock unit, other equity-based incentive, change in control, paid time off, perquisite, fringe benefit, vacation, disability, life, or other insurance, death benefit, hospitalization, medical, or other compensatory or benefit plan, program, fund, agreement, arrangement, or policy of any kind (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated), and any trust, escrow or similar agreement related thereto, whether or not funded.

(g)    “COBRA” means coverage required by Section 4980B of the Code or ERISA Section 601 et. seq.

(h)    “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(i)    “Collective Bargaining Agreement” means (i) any collective bargaining agreement or labor agreement with a union, works council, or trade representative, to which any member of the CES Group or the SpinCo Group is a party or by which it is otherwise bound or (ii) any terms and conditions that apply to Employees who perform services outside of the United States by virtue of membership in a union or participation in a particular trade, industry or economic sector.

(j)    “Distribution” has the meaning set forth in the Recitals.

(k)    “Employee” means, as applicable, an employee on the payroll of Parent or any other member of the CES Group or SpinCo or any other member of the SpinCo Group, including any employee absent from work on account of vacation, annual leave, jury duty, funeral leave, personal leave, sickness, short-term disability, long-term disability or workers’ compensation leave (in each case, unless treated as a separated employee for employment purposes), military leave, family leave, parental leave (whether paid or unpaid), pay continuation leave, garden leave, or other approved leave of absence or for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Law. A Former Employee is not considered an “Employee” for purposes of this Agreement.

(l)    “Employee Recoupment Asset” means an employer’s right to repayment from an employee or former employee in respect of a tax equalization payment, sign-on bonus payment, relocation expense payment, tuition payment, reimbursement, loan, or other similar item, including any agreement related thereto.

(m)    “Employment Agreement” means an employment contract between a member of the CES Group or the SpinCo Group, as applicable, and an Employee (including a contract in place prior to the Spin-off Date or one that takes effect on or after the Spin-off Date).

(n)    “ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

(o)    “First Post-Distribution Trading Day” means, with respect to Parent Shares, the first day on or following the Spin-off Date on which “regular way” trading in Parent Shares is reported on NASDAQ and, with respect to SpinCo Shares, the first day on or following the Spin-off Date on which “regular way” trading in SpinCo Shares is reported on NASDAQ.

(p)    “Former Employee” means any individual whose employment with Parent and all of its Subsidiaries (including SpinCo and any other member of the SpinCo Group) terminated on or prior to the Spin-off Date and for whom no obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or applicable Law.

(q)    “Health and Welfare Plan” means any Benefit Plan established or maintained to provide Employees or Former Employees or their beneficiaries, through the purchase of insurance or otherwise, medical, dental, prescription, vision, short-term disability, long-term disability, death benefits, life insurance, accidental death and dismemberment insurance, business travel accident insurance, employee assistance program, group legal services, wellness, cafeteria (including premium payment, health care flexible spending account, and dependent care flexible spending account components), travel reimbursement, transportation, vacation benefits, apprenticeship or other training programs, day care centers, or prepaid legal services benefits, including any “employee welfare benefit plan” (as defined in ERISA Section 3(1)), whether or not subject to ERISA, that is not a severance plan.

(r)    “Incurred Claim” means a Liability related to services or benefits provided under a Benefit Plan, which will be deemed to be incurred: (i) with respect to medical, dental, vision, and prescription drug benefits, upon the rendering of services giving rise to such Liability; (ii) with respect to death benefits, life insurance, accidental death and dismemberment insurance, and business travel accident insurance, upon the occurrence of the event giving rise to such Liability; (iii) with respect to disability benefits, upon the date of disability, as determined by the applicable disability benefit insurance carrier or claim administrator; (iv) with respect to a period of continuous hospitalization, upon the date of admission to the hospital; and (v) with respect to tuition reimbursement or adoption assistance, upon completion of the requirements for such reimbursement or assistance, whichever is applicable.

(s)    “Israeli Tax Ruling” has the meaning set forth in Section 6.01(d).

(t)    “NASDAQ” means the Nasdaq Global Select Market.

(u)    “Notice” means any written notice, request, demand or other communication specifically referencing this Agreement and given in accordance with Section 7.08.

(v)    “Parent” has the meaning set forth in the first paragraph of this Agreement.

(w)    “Parent 401(k) Plan” means the Verint Systems Inc. 401(k) Savings Plan.

(x)    “Parent Award” means a Parent RSU Award or Parent PSU Award, as applicable, which are subject to adjustment in accordance with Section 6.01 and/or with respect to which corresponding SpinCo Awards will be issued pursuant to Section 6.01.

(y)    “Parent Benefit Plan” means a Benefit Plan sponsored by, maintained by, or contributed to by any member of the CES Group, other than a SpinCo Benefit Plan. For the avoidance of doubt, no member of the CES Group will be deemed to sponsor, maintain or contribute to any Benefit Plan if its relationship to such Benefit Plan is solely to administer such Benefit Plan or provide to the SpinCo Group any reimbursement in respect of such Benefit Plan.

(z)    “Parent Board” has the meaning set forth in the Recitals.

(aa)     “Parent Compensation Committee” means the Compensation Committee of the Parent Board.

(bb)    “Parent Equity Plan” means, collectively, the Verint Systems Inc. 2019 Long-Term Stock Incentive Plan, the Verint Systems Inc. Amended and Restated 2015 Long-Term Stock Incentive Plan, and any incentive compensation program or arrangement that governs the terms of equity-based incentive awards assumed by the CES Group in connection with a corporate transaction and that is maintained by the CES Group immediately prior to the Spin-off Date (excluding the SpinCo Equity Plan and any other plan maintained solely by SpinCo or any other member of the SpinCo Group), and any sub-plans established under those programs.

(cc)    “Parent Former Employee” means a Former Employee who is not a SpinCo Former Employee.

(dd)    “Parent Health and Welfare Plan” means a Health and Welfare Plan sponsored by, maintained by, or contributed to by any member of the CES Group. For the avoidance of doubt, no member of the CES Group will be deemed to sponsor, maintain or contribute to any Health and Welfare Plan if its relationship to such Health and Welfare Plan is solely to administer such Health and Welfare Plan or provide to the SpinCo Group any reimbursement in respect of such Health and Welfare Plan.

(ee)    “Parent Non-U.S. Retirement Plan” means any Benefit Plan that is a pension or retirement plan (other than a severance plan) that is maintained by any member of the CES Group for the benefit of Employees employed outside the U.S., other than a SpinCo Benefit Plan.

(ff)    “Parent Phantom Award” means a “phantom” award, payable in cash and tied to the value of Parent Shares, granted by Parent and outstanding immediately prior to the Spin-off Date.

(gg)    “Parent Post-Distribution Stock Value” means the volume weighted average per share price of one Parent Share, trading “regular way,” as reported on the NASDAQ measured during the 5 consecutive trading days starting with the First Post-Distribution Trading Day, rounded to the nearest cent.

(hh)    “Parent PSU Award” means a performance-based restricted stock unit award granted pursuant to a Parent Equity Plan and outstanding immediately prior to the Spin-off Date.

(ii)    “Parent RSU Award” means a restricted stock unit award granted pursuant to a Parent Equity Plan and outstanding immediately prior to the Spin-off Date.

(jj)    “Parent Shares” means the common shares of Parent, $0.001 par value per share.

(kk)    “Party” or “Parties” means a party or the parties to this Agreement.

(ll)    “Pre-Distribution Stock Value” means the volume weighted average per share price of one Parent Share, trading “regular way,” as reported on the NASDAQ during the 3 consecutive trading days ending with the day immediately prior to the Spin-off Date (or if such day is not an NASDAQ trading day, ending on the next preceding NASDAQ trading day), rounded to the nearest cent; provided, however, that the Pre-Distribution Stock Value shall only be measured on trading days on which the price per Parent Share remains based on the value of the combined company.

(mm)    “Retained Employee” means any Employee other than a SpinCo Employee.

(nn)    “Securities Act” means the U.S. Securities Act of 1933, as amended.

(oo)    “Separation” has the meaning set forth in the Recitals.

(pp)    “Separation and Distribution Agreement” has the meaning set forth in the Recitals.

(qq)    “SpinCo” has the meaning set forth in the Preamble.

(rr)    “SpinCo Award” means a SpinCo RSU Award or SpinCo PSU Award, as applicable, issued pursuant to Section 6.01.

(ss)    “SpinCo Benefit Plan” means each Benefit Plan sponsored by, maintained by, or contributed to by any member of the SpinCo Group and that covers SpinCo Employees and/or SpinCo Former Employees. For the avoidance of doubt, no member of the SpinCo Group will be deemed to sponsor, maintain or contribute to any Benefit Plan if its relationship to such Benefit Plan is solely to administer such Benefit Plan or provide to the CES Group any reimbursement in respect of such Benefit Plan.

(tt)     “SpinCo Employee” means any Employee who is (i) employed by any member of the SpinCo Group immediately prior to the Spin-off Date or who continues in employment with the SpinCo Group from and after the Spin-off Date, or (ii) hired by any member of the SpinCo Group on or after the Spin-off Date.

(uu)    “SpinCo Equity Plan” means the equity incentive compensation plan or arrangement that governs the terms of equity-based incentive awards assumed by the SpinCo Group in connection with this Agreement and any sub-plans established under those programs.

(vv)    “SpinCo Former Employee” means a Former Employee who was primarily employed or engaged by the SpinCo Group immediately prior to such individual’s termination of employment.

(ww)    “SpinCo Health and Welfare Plan” means a SpinCo Benefit Plan that is a Health and Welfare Plan. For the avoidance of doubt, no member of the SpinCo Group will be deemed to sponsor, maintain or contribute to any Health and Welfare Plan if its relationship to such Health and Welfare Plan is solely to administer such Health and Welfare Plan or provide to the CES Group any reimbursement in respect of such Health and Welfare Plan.

(xx)    “SpinCo Post-Distribution Stock Value” means the volume weighted average per share price of one SpinCo Share, trading “regular way,” as reported on NASDAQ, or such alternative primary exchange on which SpinCo Shares may be traded at such time, on each of the 5 consecutive trading days starting with the First Post-Distribution Trading Day, rounded to the nearest cent.

(yy)    “SpinCo PSU Award” means a performance-based restricted stock unit award issued by SpinCo in accordance with Section 6.01.

(zz)    “SpinCo Retirement Plan” means any SpinCo Benefit Plan that is a retirement or pension plan.

(aaa)     “SpinCo RSU Award” means a restricted stock unit award issued by SpinCo in accordance with Section 6.01.

(bbb)    “Tax” has the meaning set forth in the Tax Matters Agreement.

(ccc)    “Tax Authority” has the meaning set forth in the Tax Matters Agreement.

ARTICLE II

GENERAL PRINCIPLES

Section 2.01    Allocation of Liabilities.

(a)    SpinCo Liabilities. Effective as of the Effective Time, and except as expressly provided in this Agreement, SpinCo hereby assumes (or retains) or will cause any other member of the SpinCo Group to assume (or retain) and agrees to (or to cause another member of the SpinCo Group to) pay, perform, fulfill, discharge, and indemnify the CES Group for, all Liabilities (i) to the extent relating to, arising out of, or resulting from the employment (or termination of employment) of any SpinCo Employee or any SpinCo Former Employee, whether such Liabilities relate to or arise out of periods on, prior to or after the Spin-off Date and including any Liabilities that are required to be assumed pursuant to local Law, or (ii) which are expressly assumed or retained by the SpinCo Group pursuant to this Agreement. For the avoidance of doubt, SpinCo shall assume (or retain) all statutory employee entitlements, including accrued but untaken annual leave, long service leave, personal leave, sick leave, family, parental or carer’s leave and redundancy or severance pay related to any SpinCo Employee or SpinCo Former Employee.

(b)    Parent Liabilities. Effective as of the Effective Time, and except as expressly provided in this Agreement, Parent hereby assumes (or retains) or will cause any other member of the CES Group to assume (or retain) and agrees to (or to cause another member of the CES Group to) pay, perform, fulfill, discharge, and indemnify the Spinco Group for, all Liabilities (i) to the extent relating to, arising out of, or resulting from the employment (or termination of employment) of any Retained Employee or any Parent Former Employee, whether such Liabilities relate to or arise out of periods on, prior to or after the Spin-off Date or (ii) which are expressly assumed or retained by the CES Group pursuant to this Agreement.

(c)    Intended Effect; Other Liabilities. The intended effect of this Agreement, except to the extent expressly provided herein, is that (i) the SpinCo Group (or a member thereof) will assume or retain all Liabilities to or related to SpinCo Employees and SpinCo Former Employees including under the Parent Benefit Plans (with respect to SpinCo

Employees and SpinCo Former Employees) and all Liabilities under or with respect to any SpinCo Benefit Plan or any Employment Agreement with any SpinCo Employee, and (ii) the CES Group (or a member thereof) will assume and retain all Liabilities to or related to Employees and Former Employees other than SpinCo Employees and SpinCo Former Employees and all Liabilities under the Parent Benefit Plans (excluding those with respect to SpinCo Employees and SpinCo Former Employees) and any Employment Agreement with any Retained Employee. To the extent that this Agreement does not address particular Liabilities and the Parties later determine that such Liabilities should be allocated in connection with the Separation, the Parties will agree in good faith on the allocation, taking into account the handling of comparable Liabilities under this Agreement.

(d)    Transfer of Employees. Except with respect to employees who transfer employment pursuant to Section 2.04 after the Spin-off Date, Parent will use commercially reasonable efforts to ensure that employees of the CES Group who are designated by Parent to transfer employment to the SpinCo Group transfer to the appropriate member of the SpinCo Group prior to the Spin-off Date, taking into account the requirements of local Law (including, where required by applicable Law, ensuring that they resign from their employment with Parent or a member of the CES Group and accept employment with SpinCo or a member of the SpinCo Group and sign any documentation required by applicable Law in connection with such transfer).

Section 2.02    Employment with SpinCo.

(a)    Retention of Employees. From and after the Effective Time, the Parties intend for SpinCo Employees to remain employed by the SpinCo Group and all other Employees to remain employed by the CES Group. The Parties will cooperate in good faith to identify clearly the SpinCo Employees. SpinCo will be responsible for, and will indemnify the CES Group from and against, any Liabilities incurred (including any severance payments made or required to be made): (i) in connection with the transfer or termination of a SpinCo Employee on or after the Spin-off Date, (ii) arising from or in connection with a failure or refusal by any SpinCo Employee to continue in employment from and after the Spin-off Date, and (iii) any other Liabilities retained or assumed by SpinCo (or any other member of the SpinCo Group) under this Agreement. Parent will be responsible for, and will indemnify the SpinCo Group from and against, any Liabilities incurred (including any severance payments made or required to be made): (i) in connection with the transfer or termination of an Employee other than a SpinCo Employee on or after the Spin-off Date, (ii) arising from or in connection with a failure or refusal by any Employee other than a SpinCo Employee to continue in employment from and after the Spin-off Date, and (iii) any other Liabilities retained or assumed by Parent (or any other member of the CES Group) under this Agreement.

(b)    Certain Local Law Requirements. Notwithstanding anything to the contrary herein, the following terms will apply to all SpinCo Employees:

(i)    To the extent that (A) the applicable Law of any jurisdiction, (B) any applicable Collective Bargaining Agreement or other applicable agreement with a works council or economic committee, or (C) any applicable Employment Agreement would require SpinCo or a member of the SpinCo Group to provide any specific terms of employment to any SpinCo Employee in connection with the Distribution, then SpinCo will cause the SpinCo Group to provide such SpinCo Employee with such specific terms. SpinCo will be responsible for liabilities for, and will cause the SpinCo Group to provide, all compensation or benefits (whether statutory, contractual or otherwise) to each SpinCo Employee arising from or related to the transactions contemplated by the Separation and Distribution Agreement, or the related transfer of the employee to SpinCo or a member of the SpinCo Group.

(ii)    Parent and SpinCo agree that to the extent provided under the applicable Laws of certain foreign jurisdictions, (A) any Employment Agreements between a member of the CES Group, on the one hand, and any SpinCo Employee, on the other hand, and (B) any Collective Bargaining Agreements applicable to the SpinCo Employees in such jurisdictions, will in each case have effect after the Distribution as if originally made between the SpinCo Group and the other parties to such Employment Agreement or Collective Bargaining Agreement.

Section 2.03    Establishment of SpinCo Plans. From and after the Spin-off Date, SpinCo will (or will cause another member of the SpinCo Group to) adopt or continue in effect the SpinCo Benefit Plans (and related trusts, if applicable, as determined by the Parties) that were in effect prior to the Spin-off Date and such other SpinCo Benefit Plans as determined in the discretion of the SpinCo Group (or any member thereof), subject to the terms and conditions of Section 2.02(b). Notwithstanding the foregoing or any other provision of this Agreement, SpinCo will adopt the SpinCo Equity Plan prior to the Spin-off Date.

Section 2.04    Transfers by Mutual Agreement. The Parties recognize that, prior to and/or for a period of twelve (12) months from the Spin-off Date, they may determine it to be in their mutual best interests to transfer an individual classified (or who would otherwise be classified) as a Retained Employee to the SpinCo Group or to transfer an individual classified (or who would otherwise be classified) as a SpinCo Employee to the CES Group. With the express written consent of each Party, CES Group or SpinCo Group, as applicable, will use commercially reasonable efforts to ensure that such individual’s employment is either transferred, terminated by such individual by resigning, or failing that, will be terminated by the CES Group or the SpinCo Group, as applicable, and such Employee will be immediately offered employment by the other Party on the same basis as mandated by Section 2.02(b) (such terminations and hires are referred to in this Section 2.04 as “transfers”), in each case taking into account the requirements of local Law. Retained Employees (or a person who would otherwise be classified as a Retained Employee, in any case with such status being determined as of the date of transfer) who are subsequently transferred to the SpinCo Group pursuant to this Section 2.04 will be treated as Retained Employees for all purposes hereof during their time as Employees of the CES Group until their actual transfer to the SpinCo Group, upon and following which the Parties will use commercially reasonable efforts to provide that they are treated as SpinCo Employees for all purposes hereof. SpinCo Employees (or a person who would otherwise be classified as a SpinCo Employee, with such status being determined as of the date of transfer) who are subsequently transferred to the CES Group pursuant to this Section 2.04 will be treated as SpinCo Employees for all purposes hereof during their time as Employees of the SpinCo Group until their actual transfer to the CES Group, upon and following which the Parties will use commercially reasonable efforts to provide that they are treated as Retained Employees for all purposes hereof.

Section 2.05    Collective Bargaining Agreements. Effective as of the Spin-off Date, (i) Parent or a member of the CES Group will retain each Collective Bargaining Agreement then in effect covering any Retained Employee and will retain all liabilities arising prior to the Spin-off Date and assume all liabilities arising after the Spin-off Date under each such Collective Bargaining Agreement and (ii) SpinCo or a member of the SpinCo Group will retain or assume each Collective Bargaining Agreement then in effect covering any SpinCo Employee and will retain all liabilities arising prior to the Spin-off Date and assume all liabilities arising after the Spin-off Date under each such Collective Bargaining Agreement.

Section 2.06    Outstanding Offer Letters. From and after the Spin-off Date, (i) the SpinCo Group (or a member thereof) will assume or retain all Liabilities, promises or other obligations set forth in offer letters extended to prospective employees who are ultimately hired as SpinCo Employees and (ii) the CES Group (or a member thereof) will assume and retain all Liabilities, promises or other obligations set forth in offer letters extended to prospective employees who are ultimately hired as Retained Employees. Furthermore, to the extent that any such offer letters include a promise to recommend that an Employee receive an equity grant, any such equity grants recommended to be awarded to SpinCo Employees (if approved) shall be granted under the SpinCo Equity Plan, and any such equity grants recommended to be awarded to Retained Employees (if approved) shall be granted under the Verint Systems Inc. 2019 Long-Term Stock Incentive Plan and, in each case, shall take into account the principals of Article VI in determining the total number of shares to be subject to such equity grant.

ARTICLE III

PARENT 401(K) PLAN

Section 3.01    401(k) Plan. From and after the Spin-off Date, the Parent 401(k) Plan will continue to be responsible for all Liabilities thereunder and no assets or Liabilities of the Parent 401(k) Plan will be transferred to any SpinCo Benefit Plan and SpinCo will not assume any Liabilities under or with respect to the Parent 401(k) Plan, in each case other than in connection with any rollovers that may be made from the Parent 401(k) Plan to any SpinCo Benefit Plan that is a 401(k) plan in accordance with the terms of such plan.

ARTICLE IV

PARENT NON-U.S. RETIREMENT PLANS AND SPINCO RETIREMENT PLANS

Section 4.01    Parent Non-U.S. Retirement Plans. From and after the Spin-off Date, each member of the CES Group will continue to be responsible for all Liabilities under and with respect to any Parent Non-U.S. Retirement Plan, other than any such Liabilities attributable to SpinCo Employees and SpinCo Former Employees, and the SpinCo Group will not assume any Liabilities under or with respect to any such Parent Non-U.S. Retirement Plan other than those attributable to the SpinCo Employees and SpinCo Former Employees. Without limiting the generality of the foregoing, SpinCo Employees will cease to be active participants in the Parent Non-U.S. Retirement Plans effective as of the Spin-off Date and no SpinCo Employee will accrue any benefits under any Parent Non-U.S. Retirement Plan for periods after the Spin-off Date.

Section 4.02    SpinCo Retirement Plans. From and after the Spin-off Date, each member of the SpinCo Group will be responsible for all Liabilities under and with respect to any SpinCo Retirement Plan, other than any Liabilities attributable to Retained Employees and Parent Former Employees and no member of the CES Group will assume or otherwise have any Liabilities under or with respect to any SpinCo Retirement Plan other than those attributable to the Retained Employees and Parent Former Employees. Without limiting the generality of the foregoing, Retained Employees will cease to be active participants in any SpinCo Retirement Plan effective as of the Spin-off Date and no Retained Employee will accrue any benefits under any SpinCo Retirement Plan for periods after the Spin-off Date except in accordance with the express terms and conditions of and applicable SpinCo Retirement Plan.

ARTICLE V

WELFARE AND FRINGE BENEFIT PLANS

Section 5.01    Health and Welfare Plans.

(a)    Allocation of Liabilities; Generally.

(i)    Except as otherwise provided in this Agreement, from and after the Spin-off Date, (A) the CES Group and the Parent Health and Welfare Plans, as applicable, will continue to be responsible for all Liabilities under and with respect to the Parent Health and Welfare Plans (including all Incurred Claims, regardless of when the Incurred Claim arose or was incurred) other than any Liabilities attributable to SpinCo Employees or SpinCo Former Employees and (B) the CES Group and the Parent Health and Welfare Plans, as applicable, will retain all assets relating to or associated with the Parent Health and Welfare Plans and Incurred Claims (including Medicare reimbursements, insurance payments and reimbursements, pharmaceutical rebates, and similar items) other than any assets related to SpinCo Employees or SpinCo Former Employees that are transferred to a corresponding SpinCo Health and Welfare Plan in connection with the SpinCo Group’s assumption of any Liabilities that are associated with such assets. If any SpinCo Employees remain active participants in the Parent Health and Welfare Plans as of or following the Spin-off Date, the SpinCo Group will reimburse Parent for the cost of any benefits provided to such SpinCo Employees on or after the Spin-off Date.

(ii)    Except as otherwise provided in this Agreement, from and after the Spin-off Date, (A) the SpinCo Group and the SpinCo Health and Welfare Plans, as applicable, will be responsible for all Liabilities under and with respect to the SpinCo Health and Welfare Plans (including all Incurred Claims, regardless of when the Incurred Claim arose or was incurred) other than any Liabilities attributable to Retained Employees or Parent Former Employees and (B) the SpinCo Group and the SpinCo Health and Welfare Plans, as applicable, will retain all assets relating to or associated with the SpinCo Health and Welfare Plans and Incurred Claims (including Medicare reimbursements, insurance payments and reimbursements, pharmaceutical rebates, and similar items) other than any assets related to Retained Employees or Parent Former Employees that are transferred to a corresponding Parent Health and Welfare Plan in connection with the CES Group’s assumption of any Liabilities that are associated with such assets. If any Retained Employees remain active participants in the SpinCo Health and Welfare Plans as of or following the Spin-off Date, the CES Group will reimburse SpinCo for the cost of any benefits provided to such Retained Employees on or after the Spin-off Date.

(b)    COBRA. Without limiting the generality of Section 5.01(a), the CES Group will continue to be responsible for compliance with the health care continuation requirements of COBRA, and the corresponding provisions of the Parent Health and Welfare Plans with respect to any (i) Retained Employees and any Former Employees (and their covered dependents) who incur a qualifying event under COBRA on, prior to, or following the Spin-off Date, and (ii) any SpinCo Employees (and their covered dependents) who incur a qualifying event under COBRA on or prior to the Spin-off Date.

Section 5.02    Vacation, Holidays, Annual Leave and Leaves of Absence. Effective as of the Spin-off Date, SpinCo will (or will cause any other member of the SpinCo Group to) retain (or assume) all Liabilities of the CES Group with respect to vacation, holiday, annual leave, long service or other leave of absence, and required payments related thereto, for each SpinCo Employee and each SpinCo Former Employee or reimburse the CES Group for any such expenses incurred by the CES Group in connection with the Separation. Parent will (or will cause any other member of the CES Group to) retain (or assume) all Liabilities with respect to vacation, holiday, annual leave, long service or other leave of absence, and required payments related thereto, for all Retained Employees and Parent Former Employees or reimburse the SpinCo Group for any such expenses incurred by the SpinCo Group in connection with the Separation.

Section 5.03    Severance and Unemployment Compensation. Effective as of the Spin-off Date, SpinCo will (or will cause another member of the SpinCo Group to) retain (or assume) all Liabilities to, or relating to, SpinCo Employees and SpinCo Former Employees in respect of severance and unemployment compensation or reimburse the CES Group for any such expenses incurred by the CES Group in connection with the Separation. The CES Group will be responsible for any and all Liabilities to, or relating to, Retained Employees and Parent Former Employees in respect of severance and unemployment compensation and will reimburse the SpinCo Group for any such expenses incurred by the SpinCo Group in connection with the Separation.

Section 5.04    Workers’ Compensation. With respect to claims for workers’ compensation in the United States, (a) the SpinCo Group will be responsible for claims in respect of SpinCo Employees and SpinCo Former Employees, whether occurring or related to events occurring prior to, on or following the Spin-off Date, and (b) the CES Group will be responsible for all claims in respect of Retained Employees and Parent Former Employees, whether occurring or related to events occurring prior to, on or following the Spin-off Date.

ARTICLE VI

EQUITY AND INCENTIVE PROGRAMS

Section 6.01    Equity Plans.

(a)    The Parties will use commercially reasonable efforts to take all actions necessary or appropriate so that each outstanding Parent RSU Award and Parent PSU Award granted under a Parent Equity Plan will be adjusted or assumed, as applicable, as set forth in this Section 6.01.

(i)    Parent RSU Awards. As determined by the Parent Compensation Committee pursuant to its authority under the applicable Parent Equity Plan, each Parent RSU Award, regardless of by whom held, whether vested or unvested, will be converted effective as of the Spin-off Date as described in this Section 6.01(a)(i). Each Parent RSU Award will be either (x) converted effective as of the Spin-off Date into an Adjusted Parent RSU Award (for Retained Employees, Parent Former Employees and Parent non-employee directors) or (y) assumed by SpinCo and converted effective as of the Spin-off Date into a SpinCo RSU Award (for SpinCo Employees and SpinCo Former Employees). Except as otherwise provided in this Section 6.01, each Adjusted Parent RSU Award and each SpinCo RSU Award shall be subject to the same terms and conditions (including with respect to vesting, settlement and termination) after the conversion as applied to such Parent RSU Award immediately prior to the conversion; provided, however, that:

(A)    the number of Parent Shares (including those attributable to dividend equivalent units) subject to each Adjusted Parent RSU Award subject to this Section 6.01(a)(i)(A) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent RSU Award immediately prior to the Spin-off Date, multiplied by (b) the Pre-Distribution Stock Value; divided by (II) the Parent Post-Distribution Stock Value, rounded down to the nearest whole number; and

(B)    the number of SpinCo Shares subject to each SpinCo RSU Award (including those attributable to dividend equivalent units) subject to this Section 6.01(a)(i)(A) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent RSU Award immediately prior to the Spin-off Date, multiplied by (b) the Pre-Distribution Stock Value; divided by (II) the SpinCo Post-Distribution Stock Value, rounded down to the nearest whole number.

(ii)    Parent PSU Awards. As determined by the Parent Compensation Committee pursuant to its authority under the applicable Parent Equity Plan, each Parent PSU Award, regardless of by whom held, whether vested or unvested, will be converted effective as of the Spin-off Date as described in this Section 6.01(a)(ii). For the avoidance of doubt, each Parent PSU Award with a performance period that ends on or near the Spin-off Date, but for which the performance results have not yet been determined, will be considered outstanding and unvested as of such date for purposes hereof and will be converted as described in this Section 6.01(a)(ii). Each Parent PSU Award will be either (x) converted effective as of the Spin-off Date into an Adjusted Parent PSU Award (for Retained Employees, Parent Former Employees and Parent non-employee directors) or (y) assumed by SpinCo and converted effective as of the Spin-off Date into a SpinCo PSU Award (for SpinCo Employees and SpinCo Former Employees). Except as otherwise provided in this Section 6.01, each Adjusted Parent PSU Award and each SpinCo PSU Award will be subject to the same terms and conditions (including with respect to vesting, settlement and termination) after the conversion as applied to the corresponding Parent PSU Award immediately prior to the conversion; provided, however, that:

(A)    the number of Parent Shares subject to each Adjusted Parent PSU Award subject to this Section 6.01(a)(ii)(A) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent PSU Award immediately prior to the Spin-off Date, multiplied by (b) the Pre-Distribution Stock Value; divided by (II) the Parent Post-Distribution Stock Value, rounded down to the nearest whole number;

(B)    the number of SpinCo Shares subject to each SpinCo PSU Award subject to this Section 6.01(a)(ii)(A) will be equal to the quotient of (I) the product of (a) the number of Parent Shares (including those attributable to dividend equivalent units) subject to the corresponding Parent PSU

Award immediately prior to the Spin-off Date, multiplied by (b) the Pre-Distribution Stock Value; divided by (II) the Spinco Post-Distribution Stock Value, rounded down to the nearest whole number; and

(C)    the performance criteria and performance targets under each Adjusted Parent PSU Award and each SpinCo PSU Award subject to this Section 6.01(a)(ii)(A) will be subject to equitable adjustment in connection with the Distribution as determined appropriate or required in the sole discretion of the Parent Compensation Committee; provided, however, that nothing in this clause (C) shall limit the authority of the Parent Compensation Committee (with respect to Adjusted Parent PSU Awards) or of the compensation committee of SpinCo (with respect to SpinCo PSU Awards) to exercise its discretion or make adjustments to such awards following the Distribution.

(b)    Miscellaneous Award Terms.

(i)     After the Spin-off Date, Adjusted Parent Awards, regardless of by whom held, will be obligations retained by and settled by Parent (from the Parent Equity Plan), and SpinCo Awards, regardless of by whom held, will be obligations assumed by and settled by SpinCo (from the SpinCo Equity Plan), in each case, without reimbursement by the other Party. Except as otherwise provided in this Agreement, with respect to grants described in this Section 6.01, no SpinCo Employee will be treated as having incurred a termination of employment with respect to any Parent Award solely by reason of the transfer of employment to SpinCo. In addition, none of the Separation, the Distribution, or any employment transfer described in Section 2.04 will constitute a termination of employment for any Employee for purposes of any Adjusted Parent Award or any SpinCo Award. Following the Spin-off Date, for any award adjusted under this Section 6.01, any reference to a “change in control,” “change of control” or similar definition in an award agreement, Employment Agreement or Parent Equity Plan applicable to such award (1) with respect to Adjusted Parent Awards, will be deemed to refer to a “change in control,” “change of control” or similar definition as set forth in the applicable award agreement, Employment Agreement or Parent Equity Plan, and (2) with respect to SpinCo Awards, will be deemed to refer to a “Change in Control” as defined in the SpinCo Equity Plan unless otherwise provided in an Employment Agreement between the holder and SpinCo or a subsidiary thereof; provided, however, to the extent that any such award constitutes “nonqualified deferred compensation” for purposes of Code Section 409A, and payable upon a “change in control event” for purposes of Code Section 409A, then such award shall be settled in accordance with its original terms.

(ii)    If, after the Spin-off Date, (A) the Parties determine it to be in their mutual best interest that an individual’s employment is transferred to the SpinCo Group or to the CES Group in accordance with Section 2.04 or (B)

either Party identifies an administrative error in the individuals identified as holding Adjusted Parent Awards or SpinCo Awards, the amount of awards held by such individuals, the vesting level of such awards, or any other similar error, then the Parties will mutually cooperate in taking such actions as are necessary or appropriate to place, as nearly as reasonably practicable, the individual and Parent or SpinCo, as applicable, in the position in which they would have been had such transfer or error not occurred.

(c)    Tax Reporting and Withholding. Following the Spin-off Date, it is expected that: (i) Parent will be responsible for all income, payroll and other tax remittance and reporting related to income of Retained Employees, Parent Former Employees, and, to the extent required, individuals who are or were Parent non-employee directors in respect of Adjusted Parent Awards; and (ii) SpinCo will be responsible for all income, payroll and other tax remittance and reporting related to income of SpinCo Employees and SpinCo Former Employees in respect of SpinCo Awards; subject, in both cases, to the terms and conditions of the Israeli Tax Ruling. Parent or SpinCo, as applicable, will facilitate performance by the other Party of its obligations hereunder by promptly remitting amounts or shares withheld in conjunction with a transfer of shares or cash, either (as mutually agreed by the Parties) directly to the applicable taxing authority or to the other Party for remittance to such taxing authority. The Parties will cooperate and communicate with each other and with third-party providers to effectuate withholding and remittance of taxes, as well as required tax reporting, in a timely, efficient and appropriate manner. If Parent or SpinCo determines in its reasonable judgment that any action required under this Section 6.01 will not achieve the intended tax, accounting and legal results, including, without limitation, the intended results under Code Section 409A or FASB ASC Topic 718 – Stock Compensation, then at the request of Parent or SpinCo, as applicable, Parent and SpinCo will mutually cooperate in taking such actions as are necessary or appropriate to achieve such results, or most nearly achieve such results if they originally-intended results are not fully attainable.

(d)    Registration and Other Regulatory Requirements; Israeli Tax Ruling. Prior to the Spin-off Date (and in any case before the date of issuance of any SpinCo Shares pursuant to the SpinCo Equity Plan), SpinCo agrees to file a Form S-8 registration statement (or any other required forms) with respect to, and to cause to be registered pursuant to applicable Law, the SpinCo Shares authorized for issuance under the SpinCo Equity Plan, or such similar registration as may be required by applicable local Law. The Parties will take such additional actions as are deemed necessary or advisable to effectuate the foregoing provisions of this Section 6.01, including compliance with securities Laws and other legal requirements associated with equity compensation awards in affected non-U.S. jurisdictions. Notwithstanding anything to the contrary, treatment of each outstanding Parent RSU Award, Parent PSU Award, SpinCo RSU Award and SpinCo PSU Award, as set forth in this Section 6.01 held by (or for the benefit of) Israeli holders shall be subject to the terms and conditions of the Israeli tax ruling governing the subject matter (the “Israeli Tax Ruling”).

(e)    Further Adjustments. Notwithstanding the foregoing provisions of this Section 6.01, the Parent Board (or a committee authorized by the Parent Board) may determine, in its sole discretion, not to adjust certain outstanding Parent equity-based awards pursuant to the foregoing provisions of this Section 6.01 where (i) those actions would create or trigger adverse legal, accounting or tax consequences for Parent, SpinCo and/or the affected award holders, or (ii) where the Parent Board (or such other committee authorized by the Parent Board) determines that an adjustment in accordance with the terms provided above is inappropriate due to distortions in either Parent or SpinCo’s share values due, among other things, to an unforeseen temporary market event unrelated to Parent or SpinCo. In such circumstances, Parent and/or SpinCo may take any action necessary or advisable to prevent any such adverse legal, accounting or tax consequences or distortions, including (x) agreeing that the outstanding Parent equity-based awards of the affected award holders will terminate in accordance with the terms of the Parent Equity Plans and the underlying award agreements, in which case Parent will equitably compensate the affected award holders in an alternate manner determined by Parent in its sole discretion, or (y) apply an alternate adjustment method. Where and to the extent required by applicable Law or tax considerations outside the United States, the adjustments described in this Section 6.01 will be deemed to have been effectuated immediately prior to the Spin-off Date.

(f)    Code Section 409A. Notwithstanding any other provision of this Agreement to the contrary, in the case of any Parent RSU Award or Parent PSU Award, all conversions and adjustments pursuant to this Section 6.01 will be made taking into account the requirements of Code Section 409A, to the extent applicable.

Section 6.02    Bonus and Incentive Plans.

(a)    Generally. The SpinCo Group will retain (or assume) and be responsible for all bonus payments and other cash incentive payments to SpinCo Employees and SpinCo Former Employees in respect of any plan period, and the CES Group will retain (or assume) and be responsible for all bonus payments and other cash incentive payments to Retained Employees and Parent Former Employees in respect of any plan period. In furtherance of the foregoing, the Parent Compensation Committee (with respect to any such bonus or cash incentive obligations to Retained Employees and Parent Former Employees) and the compensation committee of SpinCo (with respect to any such obligations to SpinCo Employees and SpinCo Former Employees) shall have the authority to determine the satisfaction of applicable performance conditions and to exercise discretion or make adjustments to such obligations following the Spin-off Date.

(b)    Phantom Awards. Each Parent Phantom Award shall, for applicable purposes of this Agreement, be considered a Parent RSU Award and shall be subject to conversion as described in Section 6.01(a)(i)(A) or Section 6.01(a)(i)(B), as applicable; provided, however, that, for the avoidance of doubt, any Parent Phantom Award adjusted pursuant to this Section 6.02(b) will remain subject to the same underlying terms and conditions as the original Parent Phantom Award (including, but not limited to, the fact that such award shall be settled in cash).

(c)    Stock Bonus Program.

(i)    The SpinCo Group will be responsible for all bonus payments to SpinCo Employees and SpinCo Former Employees under Parent’s Stock Bonus Program in respect of any bonus period for which the scheduled delivery date has not yet occurred as of the Spin-off Date. Any portion of an annual bonus payout that a SpinCo Employee or SpinCo Former Employee has elected to receive in Parent Shares under the Stock Bonus Program will instead be paid in SpinCo Shares and (other than the settlement in SpinCo Shares) such portion of the annual bonus payout will be subject to the same terms and conditions (including, but not limited to, the discount rate, valuation methodology, payment schedule, and vesting schedule, if applicable) as set forth in the Stock Bonus Program and applicable enrollment form. Notwithstanding the foregoing, if the Value Date (as defined in the Stock Bonus Program) for a Stock Bonus Program bonus period occurs prior to the Spin-off Date but the scheduled delivery date for such bonus period occurs following the Spin-off Date, then any portion of the annual bonus payout that a SpinCo Employee or SpinCo Former Employee elected to receive in Parent Shares will instead be valued in SpinCo Shares immediately following the Spin-off Date and settled in SpinCo Shares on the original scheduled delivery date (and, for the avoidance of doubt, any valuation in Parent Shares that occurred prior to the Spin-off Date shall be disregarded).

(ii)    Each restricted stock unit award granted to an Employee under Parent’s Stock Bonus Program that is outstanding and remains subject to vesting as of the Spin-off Date shall, for purposes of this Agreement, be treated as a Parent RSU Award and shall be subject to conversion as described in Section 6.01(a)(i)(A) or Section 6.01(a)(i)(B), as applicable.

ARTICLE VII

MISCELLANEOUS

Section 7.01    Transfer of Records. Parent will transfer to SpinCo any and all employment records and information (including any Form I-9, Form W-2 or other Internal Revenue Service forms or foreign jurisdiction equivalents, personnel files, performance reviews and other employment related information) with respect to SpinCo Employees and other records reasonably required by SpinCo to enable SpinCo properly to carry out its obligations under this Agreement. In addition, to the extent applicable, SpinCo will transfer to Parent any and all employment records and information with respect to Retained Employees and other records reasonably required by Parent to enable Parent properly to carry out its obligations under this Agreement. In each case, such transfer of records generally will occur as soon as administratively practicable on or after the Spin-off Date. Each Party will permit the other Party reasonable access to Employee records to the extent reasonably necessary for such accessing Party to carry out its obligations hereunder and/or respond to any complaints or otherwise carry out any necessary business purpose following the Spin-off Date. Any transfer required hereunder will be required only to the extent required or permitted by applicable local Law.

Section 7.02    Cooperation. Each Party will upon reasonable request provide the other Party and the other Party’s respective Affiliates, agents and vendors all information reasonably necessary to the other Party’s performance of its obligations hereunder. The Parties agree to use commercially reasonable efforts and to cooperate with each other to carry out their obligations hereunder and to effectuate the terms of this Agreement. Without limiting the generality of the foregoing, (a) Parent shall provide to SpinCo all information relating to the performance of the CES Group following the Distribution that is necessary for SpinCo to calculate any performance bonuses or similar obligations payable to any SpinCo Employee or SpinCo Former Employee for the performance period in which the Distribution occurs and (b) SpinCo shall provide to Parent all information relating to the performance of the SpinCo Group following the Distribution that is necessary for Parent to calculate any performance bonuses or similar obligations payable to any Retained Employee or Parent Former Employee for the performance period in which the Distribution occurs.

Section 7.03    Tax Benefits. If any member of the CES Group remits a payment to a Tax Authority for Taxes on behalf of any SpinCo Employee or a SpinCo Former Employee, SpinCo shall remit to Parent the amount for which it is liable within thirty (30) days after receiving written notification requesting such amount. If any member of the SpinCo Group remits a payment to a Tax Authority for Taxes on behalf of any Retained Employee or any Parent Former Employee, Parent shall remit to SpinCo the amount for which it is liable within thirty (30) days after receiving written notification requesting such amount. Effective as of the Spin-off Date, the CES Group will be entitled to all Employee Recoupment Assets in respect of all Employees and Former Employees to the extent that the Employee Recoupment Asset relates to a payment made by the CES Group. The SpinCo Group will be entitled to all Employee Recoupment Assets in respect of SpinCo Employees and SpinCo Former Employees to the extent that the Employee Recoupment Asset relates to a payment made by the SpinCo Group.

Section 7.04    Compliance. The agreements and covenants of the Parties hereunder will at all times be subject to the requirements and limitations of applicable Law (including local Laws, rules and customs relating to the treatment of benefit plans) and collective bargaining agreements, and/or social consultation as applicable. Where an agreement or covenant of a Party hereunder cannot be effected in compliance with applicable Law or an applicable collective bargaining agreement or social consultation requirement, the Parties agree to negotiate in good faith to modify such agreement or covenant to the least extent possible in keeping with the original agreement or covenant in order to comply with applicable Law or such applicable collective bargaining agreement or social consultation requirement. Each provision of this Agreement is subject to and qualified by this Section 7.04, whether or not such provision expressly states that it is subject to or limited by applicable Law or by applicable collective bargaining agreements. Each reference to the Code, ERISA, or the Securities Act or any other Law will be deemed to include the rules, regulations, and guidance issued thereunder.

Section 7.05    Preservation of Rights. Unless expressly provided otherwise in this Agreement, nothing herein will be construed as a limitation on the right of the CES Group or the SpinCo Group to (a) amend or terminate any Benefit Plan or (b) terminate the employment of any Employee.

Section 7.06    Not a Change in Control. The Parties acknowledge and agree that the Separation, Distribution and other transactions contemplated by the Separation and Distribution Agreement and this Agreement do not constitute a “change in control” or a “change of control” for purposes of any Benefit Plan, any Employment Agreement or any other agreement or arrangement.

Section 7.07    Reimbursements; Interest on Late Payments. The Parties acknowledge and agree that the CES Group, on one hand, and the SpinCo Group, on the other hand, may incur costs and expenses (including payment of compensation) which are the responsibility of the other Party as set forth in this Agreement. Accordingly, the Parties agree to reimburse each other for Liabilities and obligations for which such Party is responsible, and will provide such reimbursement reasonably promptly and in accordance with the terms of any agreement between the Parties or their Affiliates addressing such matters. Payments pursuant to this Agreement that are not made by the date prescribed in this Agreement or, if no such date is prescribed, within thirty (30) days after written demand for payment is made, shall accrue interest for the period from and including the date immediately following the due date therefor through and including the date of payment at a rate per annum equal to the Prime Rate plus two percent (2%) (compounded monthly). Such rate shall be redetermined at the beginning of each calendar quarter following such due date. Such interest will be payable at the same time as the payment to which it relates and shall be calculated on the basis of a year of three hundred sixty-five (365) days and the actual number of days for which due.

Section 7.08    Notices. Unless expressly provided herein, all notices, requests, claims, demands or other communications under this Agreement shall be delivered in accordance with the requirements for the provision of notice set forth in Section 10.6 of the Separation and Distribution Agreement.

Section 7.09    Procedures for Indemnification. For the avoidance of doubt, the procedures for indemnification, including with respect to Third-Party Claims, set forth in Article IV of the Separation and Distribution Agreement shall apply to all Liabilities assumed or allocated to any Party pursuant to this Agreement.

Section 7.10    Limitation on Enforcement. This Agreement is an agreement solely between the Parties. Nothing in this Agreement, whether express or implied, will be construed to: (a) confer upon any current or former Employee of the CES Group or the SpinCo Group, or any other person any rights or remedies, including to any right to (i) employment or recall; (ii) continued employment or continued service for any specified period; or (iii) claim any particular compensation, benefit or aggregation of benefits, of any kind or nature; or (b) create, modify, or amend any Benefit Plan.

Section 7.11    Disputes. The procedures for discussion, negotiation, mediation and arbitration set forth in Article VII of the Separation and Distribution Agreement shall apply to all disputes, controversies or claims (whether sounding in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with, this Agreement.

Section 7.12    Third Party Consents. Without limiting or otherwise modifying the provisions regarding Approvals or Notifications set forth in the Separation and Distribution Agreement, if the obligation of any Party under this Agreement depends upon the Approval or Notification of a Third Party, such as a vendor or insurer, and that Approval or Notification is withheld, the Parties will use commercially reasonable efforts to implement the affected provisions of this Agreement to the fullest extent practicable; provided that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Parent and SpinCo, neither Parent nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications. If any provision of this Agreement cannot be implemented due to the failure of a Third Party to provide a required Approval or Notification, the Parties will negotiate in good faith to implement the provision in a mutually satisfactory manner, taking into account the original purpose of the affected provision.

Section 7.13    Further Assurances and Consents. Without limiting or otherwise modifying the provisions of Article VIII of the Separation and Distribution Agreement, in addition to the actions specifically provided for in this Agreement, each of the Parties will use reasonable best efforts to (a) execute and deliver such further instruments and documents and take such other actions as the other Party may reasonably request to effectuate the purposes of this Agreement and to carry out the terms hereof, and (b) take, or cause to be taken, all actions and do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Law and agreements or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using reasonable best effort to obtain any required consents and approvals and to make any filings and applications necessary or desirable to consummate the transactions contemplated by this Agreement; provided, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between Parent and SpinCo, no Party will be obligated to contribute capital or pay any consideration in any form therefor.

Section 7.14    Effect if Distribution Does Not Occur. If the Distribution does not occur, then all actions and events that are to be taken under this Agreement, or otherwise in connection with the Distribution, will not be taken or occur, except to the extent specifically provided by Parent.

Section 7.15    Counterparts; Entire Agreement; Authority; Facsimile Signatures.

(a)    Counterparts. This Agreement may be executed in one (1) or more counterparts (including by facsimile, PDF or other electronic transmission), all of which shall be considered one (1) and the same agreement.

(b)    Entire Agreement. This Agreement, together with the Separation and Distribution Agreement and the other Ancillary Agreements, contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

(c)    Authority. Parent represents on behalf of itself, and SpinCo represents on behalf of itself, as follows:

(i)    it has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)    this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

Section 7.16    Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware without regard to rules of conflicts of laws.

Section 7.17    Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, that neither Party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Party.

Section 7.18    No Third Party Beneficiaries. The provisions of this Agreement are solely for the benefit of the Parties and their respective Subsidiaries, Affiliates, successors and assigns and will not be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement. Nothing in this Agreement is intended to amend any Benefit Plan or affect Parent or SpinCo or the applicable plan sponsor’s right to amend or terminate any Benefit Plan pursuant to the terms of such Benefit Plan. No Employee or Former Employee, officer, director, or independent contractor or any other individual associate therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement.

Section 7.19    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties.

Section 7.20    No Set Off. Except as mutually agreed to in writing by the Parties, neither Party nor any other member of such Party’s Group shall have any right of set-off or other similar rights with respect to (a) any amounts payable pursuant to this Agreement or (b) any other amounts claimed to be owed to the other Party or any other member of its Group arising out of this Agreement.

Section 7.21    Survival of Covenants. Except as expressly set forth in this Agreement, the covenants and agreements contained in this Agreement, and Liability for the breach of any such obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect.

Section 7.22    Waivers of Default; Remedies Cumulative. Waiver by a Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 7.23    Amendments. No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

Section 7.24    Specific Performance. Subject to the provisions of Article VII of the Separation and Distribution Agreement, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

Section 7.25    Mutual Drafting. This Agreement shall be deemed to be the joint work product of the Parties, and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

Section 7.26    Predecessors or Successors. Any reference to Parent, SpinCo, a Person or a Subsidiary in this Agreement shall include any predecessors or successors (e.g., by merger or other reorganization, liquidation or conversion) of Parent, SpinCo, such Person or such Subsidiary, respectively.

Section 7.27    Change in Law. Any reference to a provision of the Code or any other Tax Law shall include a reference to any applicable successor provision or Law.

Section 7.28    Limitations of Liability. Notwithstanding anything in this Agreement or the Separation and Distribution Agreement to the contrary, neither SpinCo or any other member of the SpinCo Group, on the one hand, nor Parent or any other member of the CES Group, on the other hand, shall be liable under this Agreement to the other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other (other than any such damages awarded to a Third Party with respect to a Third-Party Claim).

Section 7.29    Performance. Parent shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the CES Group. SpinCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement to be performed by any member of the SpinCo Group.

Section 7.30    Incorporation. Sections 10.10 (Headings) and 10.15 (Interpretation) the Separation and Distribution Agreement are hereby incorporated in this Agreement as if fully set forth herein.

[Signatures set forth on following page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized representatives.

Verint Systems Inc.		Cognyte Software Ltd.

By:	/s/ Douglas E. Robinson	By:	/s/ David Abadi
Name:	Douglas E. Robinson	Name:	David Abadi
Title:	Chief Financial Officer	Title:	Chief Financial Officer

[Signature Page to Employee Matters Agreement]